Exhibit 99.1

FOR IMMEDIATE RELEASE	November 29, 2023

CELESTICA TO HOLD PREVIOUSLY-ANNOUNCED
VIRTUAL INVESTOR MEETING TODAY

Company reaffirms 2023 annual financial outlook, raises 2024 non-IFRS adjusted earnings per share* outlook,

and provides 2025 and 2026 financial targets

Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, will hold a previously-announced virtual investor meeting today at 1:00pm ET. During the meeting, Celestica’s management will provide an overview of the business outlook and growth opportunities in the company’s Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS) segments, and details on its near-term financial outlook and long-term financial targets.

Celestica’s management will reaffirm its 2023 annual financial outlook of:

●	Revenue of $7.9 billion

●	Non-IFRS operating margin* of 5.5%

●	Non-IFRS adjusted earnings per share* of $2.36

●	Non-IFRS adjusted free cash flow* of $150 million

Management will also discuss additional financial estimates, outlook and targets, including the following:

●	2024 annual outlook consisting of:

●	Revenue of at least $8.5 billion

●	Non-IFRS operating margin* of between 5.5% and 6.0%

●	Non-IFRS adjusted earnings per share* of $2.70 or more

●	Non-IFRS adjusted free cash flow* of $175 million or more

●	Revenue and non-IFRS adjusted earnings per share* targets† for 2025 and 2026 consisting of:

●	Revenue target of between $8.9 billion and $9.3 billion for 2025†

●	Non-IFRS adjusted earnings per share* target of between $2.97 and $3.10 for 2025†

●	Non-IFRS adjusted free cash flow* target for 2025† of $200 million or more

●	Revenue target of between $9.5 billion and $10.0 billion for 2026†

●	Non-IFRS adjusted earnings per share* target of between $3.27 and $3.55 for 2026†

* Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that report under IFRS or U.S. generally accepted accounting principles. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. See “Non-IFRS Financial Measures” below for further detail, as well as the definitions and uses of the non-IFRS financial measures included herein.

† Targets for 2025 and 2026 constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from such objectives and goals.

Participants are invited to join the live webcast at the following link.

For those unable to participate, a recorded webcast will be available approximately two hours after completion of the call for 12 months. To access the recorded webcast visit www.celestica.com.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Cautionary Note Regarding Forward-looking Statements

This press release contains forward looking statements, including without limitation, financial outlook and targets. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “outlook,” “target,” “goal,” “objective,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and for forward-looking information under applicable Canadian securities laws. Although we have incorporated the anticipated impact of demand softness in our Capital Equipment business into the outlook and targets included in this press release to the best of our ability, its adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict and/or the Hamas/Israel conflict; managing changes in customer demand; our customers' ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services (EMS) and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs, as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (including those described in “External factors that may impact our business” in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Options (MD&A)); defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of materials constraints; coronavirus disease 2019 (COVID-19) mutations or resurgences; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; a U.S. government shutdown; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; our eligibility for foreign private issuer status; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our subordinate voting share (SVS) price; a lack of acceptance by the Toronto Stock Exchange of a new normal course issuer bid (NCIB); the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any NCIB; potential unenforceability of judgments; negative publicity; the impact of climate change; our ability to achieve our environmental, social and governance (ESG) targets and goals, including with respect to climate change and greenhouse gas emissions reduction; and our potential vulnerability to take-over or tender offer. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedarplus.com and www.sec.gov, including in our most recent MD&A, our 2022 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained herein, including our 2024 outlook and our 2025 and 2026 targets, are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: no significant or long-lasting decline in the global economy, or economic activity in Celestica’s end markets, due to a major recession or otherwise during the period to which the outlook or targets relate; that the anticipated long-term secular trends underlying the growth assumptions on which our long-term financial targets are based are sustained, that growth in our diversified markets, including from increased manufacturing outsourcing, underlying the ATS segment growth assumptions on which our long-term financial targets are based, materialize as anticipated; continued growth in the advancement and commercialization of artificial intelligence (AI) technologies and cloud computing, supporting sustained high levels of capital expenditure investments by leading Hyperscaler customers in Celestica’s CCS segment; the relative stability of general economic and market conditions; no unforeseen disruptions due to geopolitical factors (including war) causing significant negative impacts to economic activity, global or regional supply chains or normal business operations; normal customer retention rates; no material change in expected new program wins, no unexpected transfers, losses or disengagements; no unforeseen changes in our mix of customers and/or the types of products or services we provide; no unforeseen adverse changes in the pace of technological advancements, the regulatory environment, customer outsourcing, program transfers, and the global economic environment; no undue negative impact on our customers' ability to compete and succeed using our products and services from unforeseen developments in the broader economy, or in those customers’ industries; continued growth in our end markets; no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19); no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the recent fire at our Batam facility in Indonesia through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, acceptance of a new NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Non-IFRS Financial Measures

This press release refers to the following non-IFRS financial measures (including ratios): non-IFRS operating margin; non-IFRS adjusted earnings per share; and non-IFRS adjusted free cash flow. These non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar operating metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.

Management uses these non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Definitions of Non-IFRS Financial Measures:

Non-IFRS operating margin is defined as non-IFRS operating earnings as a percentage of revenue. Non-IFRS operating earnings is defined as earnings from operations before Other Charges (Recoveries) (defined below), employee (SBC) expense, TRS FVAs (fair value adjustments related to our total return swap agreement), and amortization of intangible assets (excluding computer software).

Non-IFRS adjusted earnings per share is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Non-IFRS adjusted net earnings is defined as net earnings before: employee SBC expense; TRS FVAs, amortization of intangible assets (excluding computer software); Other Charges (Recoveries) (defined below); the income tax effect of the foregoing adjustments; and any non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs (defined below) paid (excluding any debt issuance costs paid and when applicable, waiver fees related to our credit facility paid). We do not consider debt issuance costs paid or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our total return swap agreement, our accounts receivable sales program, customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned.

Other Charges (Recoveries) consist of (when applicable): restructuring charges (recoveries); impairment charges (recoveries); acquisition-related consulting, transaction and integration costs, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions; legal settlements (recoveries); transition costs (costs related to manufacturing line transfers, real property sales unrelated to restructuring actions, and in the third quarter of 2023, a lease charge related to excess rental expenses under a lease executed in connection with our 2019 Toronto real property sale, as described in our third quarter of 2023 earnings press release and MD&A); specified credit facility-related charges; post-employment benefit plan losses; during the second quarter of 2022, offsetting charges (recoveries) recorded in connection with write-downs of inventory, equipment and a building in connection with a fire at our Batam, Indonesia facility; and commencing in the second quarter of 2023, Secondary Offering Costs and Accounting Costs. Secondary Offering Costs are costs associated with Onex Corporation’s conversion and sale of our shares, and Accounting Costs consist of related costs pertaining to certain accounting considerations.